

VUBA
2021 Report

Dear investors,

The more we investigate automated transit networks and how we plan to implement them, the more convinced we become that we are doing the right thing. We recently analyzed 16 attributes comparing ATN with light rail (LRT) and bus rapid transit (BRT). ATN scored the same as LRT and BRT on one attribute (capacity), was better on five and better or much better on the remaining ten.

We need your help!

We have most of the technical expertise we need but need resources to pay people. If you have specialist skills in robotics, mechanical, civil, transportation, financial, business areas and want to become involved, please contact us. You will need to have a good resume and be strongly motivated. In addition, we look for team members who are not arrogant, but are open to new ideas challenging any preconceived notions,

Sincerely,

Paul Klahn

CEO

Peter Muller

CTO

Our Mission

We are currently pursuing a $1.3 Billion transport project in Kigali, Rwanda (East Africa). During the next 5 years we hope to launch several more large projects. Due to the size/scale of these projects, and the long-term recurring revenue they provide, Vuba expects to become a multi-billion-dollar company within this timeframe. Our goal is to become a global leader in Smart City Mobility. These projections cannot be guaranteed.

See our full profile



How did we do this year?



Report Card

B+

The Good

😊

We signed an MOU with the Government of Rwanda for binding exclusive rights to a $1 B automated transit network project in Kigali

MASS Group awarded us a significant grant for branding & marketing materials including a video

IP Automation began work on a bogie prototype in return for equity. We obtained a new utility patent pending for a switching system

The Bad

☹️

COVID made travel difficult

Raising funds is difficult but is now gathering momentum

COVID impacted the Government of Rwanda's ability to work with us to the extent they would have liked.

2021 At a Glance
January 1 to December 31



$0
Revenue



-$255,949
Net Loss



$244,002 +50%
Short Term Debt



$122,505
Raised in 2021



$93,353
Cash on Hand
As of 04/ 6/22

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We get you there fast! In fact, our name, Vuba, means "to move quickly." We solve the massive global challenges of urban traffic congestion and air pollution by using driverless electric vehicles that move on an elevated guideway – taking people and traffic off the streets. Our computer control system optimizes traffic to provide fast, safe and affordable service, including non-stop travel from origin to destination.

We have an MOU with the Government of Rwanda giving us binding exclusivity for a $1 Billion transport project in Kigali, Rwanda (East Africa). During the next 3 - 5 years we hope to launch several more large projects. Due to the size/scale of these projects, and the long-term recurring revenue they provide, Vuba expects to become a multi-billion-dollar company within this timeframe. Our goal is to become a global leader in Smart City Mobility. These projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Vuba Corp was incorporated in the State of Colorado in May 2018.

Since then, we have:

- Completed a preliminary feasibility study for a driverless transit system in Kigali, Rwanda (East Africa) that predicted a benefit/cost ratio of 4.9 and 529,000 daily trips generating initial annual revenues of $275 million.

- Signed an MOU with the Government of Rwanda giving us binding exclusivity for a $1 Billion transport project in Kigali, Rwanda (East Africa)

- Partnered with MASS Design Group, based in the U.S. and Rwanda, who has provided a sizeable grant to Vuba to assist with branding and development of marketing collateral.

- Partnered with IP Automation of Colorado Springs who are providing engineering, design and manufacturing services related to building and testing vehicles, bogies and guideways.

- Licensed the safety-certified computer control system currently used on a 40-vehicle system in public operation.

- Developed detailed descriptions of our planned technology development and operational methodologies.

- Have commenced engineering design and manufacturing of the prototype bogie that will have switching capabilities and run inside the guideway.

- Obtained "utility patent pending" status for a high-speed switch invention.

- Commenced building a 1/2 scale prototype.

Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company is pre-revenue

- *Assets.* As of December 31, 2021, the Company had total assets of $15,252, including $11,252 in cash. As of December 31, 2020, the Company had $35,093 in total assets, including $34,093 in cash.

- *Net Loss.* The Company has had net losses of $255,949 and net income of $0 for the fiscal year ended December 31, 2021 and net losses of $200,869 and net income of $0 for the fiscal year ended December 31, 2020.

- *Liabilities.* The Company's liabilities totaled $339,887 for the fiscal year ended December 31, 2021 and $260,865 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $139,538 in debt and $217,847 in equity.

We are currently in a seed round raising additional capital.

After the conclusion of the seed round, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of the seed round will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Vuba Corp cash in hand is $93,353, as of April 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,151/month, for an average burn rate of $9,151 per month. Our intent is to be profitable in 24 months.

We can keep our burn rate low until significant funding is received.

We just started a seed round and have already begun receiving funding.

Net Margin: -Inf%	Gross Margin: NaN%	Return on Assets: -1,678%	Earnings per Share: -$0.12	Revenue per Employee: $0
	Cash to Assets: 74%	Revenue to Receivables: 0%	Debt Ratio: 2,228%	

📄 2020_2021_Signed_Vuba_Financial_Statements.pdf   📄 signed_Vuba_2018_and_2019_Reviewed_Financial_Statements.pdf

We  Our
85 Investors

Thank You For Believing In Us

Hugh A. Butler	Charles L Fields	Juan Jackson	Michelle Laucke	Abraham Joseph	Tiffany Y Brown	Debra Farber
Brent Douglas Beatty	Randall Nichols	Marcus Mendiola	Okwudili C Amaechi	Victor Perez-Cotapos	Gregory Rodriguez	Dominick Savilio
Stefan Lundvall	Cory Waggoner	Forrest Hogue	James R. Cunningham	Aaron Gambala	Daryl King	Michal Romarin
James Pitchford	Douglas JORDAN	Jorinda Vide	Roderick Herron	Salvador Chavez	Gary Barone	Gail Blackwell
Paul Varkey	Joven SALA	James Zeetehkenz	Stephen Andrew Hearn	Robert Means	Robert Wayne Webster	Jason Rigby
Andrew Rutherfurd	Christopher Niemann	Brian Condie	Darline KERSAINVIL	Bernard Yoo	Evan Khan	Chirag Patel
Olivier Canella	Eric Palan	Marvin L. Jackson	Gianfranco Giannella	Kenneth J Gibson	Rickard Almers	Jose L. Vazquez
Nicole Forrest	Francis Garcia	Nicholas Richards	Christie Okoroafor	John Kaye	Cartrice Covin	Robin Mwongera
Donna Laughray	Jeff Sendbo	Cortez Davis	Wegens Heurtelou	Bryce E Adair	Jeff Nail	Coleton Williams
Jacob Tower	Jeremy Ryan Seppi	Wesley Kotcher	Zachary Taylor	Lowell BROOKS	Robert T Brodbeck	Debora Monaghan
Angelo Hilaire	Edward Kelly Medlock	Enos Smith	Jean Seki	Kevin Joseph	Jason Bryant	Camille Beydon
Amiy Varma	Clare Forshaw	David Larsen	John Carl Adarna	Lyliane Nyirarukundo	Frederic Lafon	Lloyd Skaalen
Richard Siew						

Thank You!
From the Vuba Team

  



Peter Muller
CTO



Paul Klahn
CEO



Phionah Nyangoma
Biz Dev & Cultural Liason



Jan Pretorius
CFO

Jan Pretorius (B-Econ, MBA cum laude) is a Wall Street pro who's served firms like Booz Allen, Goldman Sachs, Citibank, PwC, Google, Amazon & Siemens. He's been Global Head of M&A and is a serial startup founder with two PRT firm investments.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Peter Muller	CTO @ Vuba Corp	2019
Paul Klahn	CEO @ Vuba Corp	2018

Officers

OFFICER	TITLE	JOINED
Peter Muller	CTO	2019
Paul Klahn	CEO President Secretary	2018

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Peter Muller	1,000,000 Common Stock	47.4%
Paul Klahn	1,000,000 Common Stock	47.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2019	$50,000	Common Stock	Section 4(a)(2)
12/2019	$3,785		Section 4(a)(2)
01/2020	$9,500		Section 4(a)(2)
04/2020	$3,000		Section 4(a)(2)
05/2020	$32,398		Section 4(a)(2)
05/2020	$19,835		Section 4(a)(2)
11/2020	$50,000	Common Stock	Section 4(a)(2)
03/2021	$15,000	Common Stock	Section 4(a)(2)
05/2021	$107,505		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Peter Muller	12/31/2019	$3,785	$3,938 ❓	2.0%	12/31/2029	Yes
PRT Consulting, Inc.	01/22/2020	$9,500	$0 ❓	0.0%	01/22/2025	Yes
US Bank SBAD Treas 310	04/24/2020	$3,000	$0 ❓	1.0%	04/24/2022	Yes

Treas 310

US Bank SBAD	05/13/2020	$32,398	$0	1.0%	05/13/2022	Yes
Laura Muller	05/20/2020	$19,835	$0	0.0%	05/20/2025	Yes

Related Party Transactions

Name	Peter Muller
Amount Invested	$59,336
Transaction type	Loan
Issued	12/31/2020
Outstanding principal plus interest	$60,523 as of 04/2022
Interest	2.0 per annum
Maturity	12/31/2030
Outstanding	Yes
Current with payments	Yes
Relationship	CTO

Name	Peter Muller
Amount Invested	$31,500
Transaction type	Loan
Issued	12/31/2021
Outstanding principal plus interest	$31,500 as of 04/2022
Interest	2.0 per annum
Maturity	12/31/2031
Outstanding	Yes
Current with payments	Yes
Relationship	CTO

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	2,108,034	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is subject to potential fluctuations in operating results.

Our sales cycles are long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from year to year, which may cause our operating results to fluctuate significantly. We spend a substantial amount of time, effort and money in project development without any assurance that our efforts will result in a viable revenue-producing project and the timing of our revenue is difficult to predict. Our sales efforts involve educating our customers about the use and benefit of our technology, including its capabilities and potential cost savings to the customers. Customers typically undertake a significant evaluation process that has in the past resulted in a lengthy sales cycle. In addition, product purchases are frequently subject to project financing, regulatory and administrative approvals, and other delays. If sales expected from a specific customer for a particular year are not realized in that year or at all, our business, operating results and financial condition could be materially and adversely affected.

The Company's future operating results are difficult to predict and may be affected by a number of factors, many of which are outside of the Company's control.

The market for urban driverless transit technology is relatively unproven and is subject to a number of risks and uncertainties. The industry is undeveloped and barely emerging. Our ability to gain market share depends largely upon our ability to successfully implement our flagship project. Our ability to gain market share also depends on a implements our flagship project. Our ability to gain market share also depends on a number of factors beyond our control, including the perceived value associated with our products and services, and our customers' acceptance that transportation services can be performed more efficiently and cost-effectively through the use of our driverless products and ancillary services. If any of these factors turns against us, our future operating results could be materially and adversely affected.

The Company has a limited operating history by which performance can be gauged.

Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties encountered by companies in our stage of development. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies providing disruptive solutions. If we do not address these risks successfully, our operating results will be harmed.

We may not be able to continue to operate the business if we are not successful in securing significant additional fundraising and/or advance payments for our products in a short time frame.

We are dependent on additional fundraising in order to sustain ongoing operations. We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and by means of credit facilities. We expect to continue to increase operating expenses as we implement our business strategy, which include technology and project development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. Without additional fundraising, typically conducted on a rolling close basis, and/or sufficient advance payments for our products, the Company will not be able to remain solvent. There can be no assurance that the Company will be successful in raising funds in this offering or acquiring additional funding at levels sufficient to fund its future operations beyond the current cash runway. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce its operations or delay, scale back or discontinue the development of its products and initial project, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

Unanticipated obstacles may hinder the execution of the Company's business plan.

Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions inevitably will not materialize and unanticipated obstacles may occur subsequent to the date of this offering, including:

• Too few riders using our system and being willing to pay our proposed fares • Our clients may suffer downturns, financial instability or changes in leadership leading to order cancellations • Adverse changes affecting our suppliers and other third-party service providers; • Adverse litigation judgments, settlements, or other litigation-related costs; and • Adverse changes in business, foreign exchange rates or macroeconomic conditions including regulatory changes.

The occurrence of any of these unanticipated obstacles will hinder the execution of our business plan and adversely affect our operating results.

We have no deployments, and limited market acceptance of our products could harm our business.

The market for driverless transit technology is relatively new and unproven and is subject to a number of risks and uncertainties. The numbers, types and locations of driverless transit technologies in service that are currently deployed may not be representative of customer contracts and customer demand in the future. Furthermore, the public's perception of the use of driverless vehicles for public transportation may negatively affect demand for our products and services. Ultimately, our success will depend largely on our flagship project proving that public transportation services can be performed more efficiently and cost effectively through the use of our technology and ancillary services.

Affiliate Transactions.

The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not at arm's-length but will be in all cases consistent with the duties of the management of the Company to its unitholders or its noteholders.

We cannot assure you that we will effectively manage our growth.

We are a small company that needs to grow rapidly in order to accomplish our mission. This growth will involve increasing our management and staff as well as forming key alliances with companies that will act as suppliers and partners. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with users, distributors, vendors, contractors, financiers and other third parties. As the Company continues to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team's efficiency and expertise, which could negatively affect our business performance

Our future revenues could be negatively impacted by any number of issues.

Our primary revenue will be from passenger fares. The number of people paying to use our transit system will be subject to a variety of issues including, but not limited to: The level of service Reliability The area of service The local economy Traffic congestion Weather Security Pandemics

Many of these issues will be out of our control.

Our costs may grow more quickly than our revenues, harming our business and profitability

Our costs will grow as we expand production capabilities, hire additional employees and import more components. Costs of labor, materials and shipping may grow faster than we plan. This would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion in additional countries will require increased marketing, sales, promotion and other operating expenses. Further, as new competitors enter our market, we expect an increased pressure on production costs and margins.

All of our assets, possibly including our intellectual property, may be pledged as collateral to a lender.

From time to time, the Company may utilize a variety of forms of debt or other financing arrangements that may contain covenants that limit our ability to engage in specified types of transactions. These covenants could limit our ability to, among other things: incur certain additional indebtedness pay dividends on, repurchase or make distributions in respect our capital stock make certain investments sell or dispose of certain assets grant liens consolidate, merge, sell or otherwise dispose of all or substantially all of our assets

A breach of any of these covenants could result in a default under the credit facility and permit the lender to cease making loans to us. Upon the occurrence of an event of default under the loan agreement, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. We may pledge a significant portion of our assets, inclusive of our intellectual property, as collateral to support a new loan agreement. If the lender accelerates the repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

Vuba relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. Third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by Vuba, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of Vuba and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We license certain technology from a third party.

We license control system technology from a third party. This technology is proven in continuous public service since 2014 and has the speed and capacity capabilities to meet our initial needs. However, we still need to integrate it with our vehicle and guideway technology. Should this integration not prove successful or should the licensed technology become unavailable or be found unsuitable, we will have to locate, integrate and deploy and alternative solution. Doing so will take time and money and have an adverse effect on our business's revenues and costs.

If we default under any of our obligations under the License Agreement, we may be unable to continue to manufacture, market and sell our products, as currently designed, which could have a material adverse effect. In addition, our license is not fully exclusive and the licensor could license the technology and know-how to others for use in competing products, which could have an adverse effect on us.

We may face additional competition.

We are aware of a number of other companies that are developing driverless transit technology in the United States and abroad that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. There can be no assurances that we will be able to compete successfully against existing or emerging competitors. Additionally, existing driverless transit firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives

The public transportation sector is undergoing structural changes related to COVID 19 and other issues.

Some or all of the issues impacting legacy public transport systems may also impact driverless public transport systems like ours. Unless we relentlessly improve our social-distancing capabilities, our levels of service and economic advantages, we may suffer from the same problems.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current products are variants on one type of service, providing driverless transit technology. Our revenues are therefore dependent upon the market for such product.

The City of Kigali/Government of Rwanda is our customer for our flagship initial project and our primary partner in business. Their continued cooperation is vital to our success.

Even governments that score well in terms of ease of doing business and level of corruption have been known to renege on business deals. Vuba's success and our initial revenues are dependent on the success of our Kigali PRT Project and the continued cooperation of the Government of Rwanda and the City of Kigali.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are an early stage company and have not yet generated any profits or significant revenues.

The Company was formed in 2018 and has yet to generate any revenue. Accordingly, the Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and deployment opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. The Company has incurred a net loss and generated no revenues since inception. We cannot assure you that we will generate revenue during the next few years.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the

Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vuba Corp

- Colorado Corporation
- Organized May 2018
- 4 employees

1340 Deerpath Trl
Franktown CO 80116

http://www.go-vuba.com

Business Description

Refer to the Vuba profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vuba is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.